Belrose Capital Fund LLC 255 State Street Boston, MA 02109 (617) 482-8260

November 14, 2006

Kevin Vaughn, Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W., Judiciary Plaza Washington, DC 20549

Dear Mr. Vaughn:

The purpose of this letter is to respond to your comment on the Form 10-K for the year ended December 31, 2005 filed by Belrose Capital Fund LLC (the “Fund”), contained in a letter dated October 30, 2006. The comment and response are set forth below.

Before responding to the specific comment contained in your letter, we would like to thank Michael Volley for taking the time to further discuss this comment with us in a conference call on November 2nd. Our response is reflective of that discussion.

Comment 1: We note your response to comment 1.B.1 and 1.B.2 from our August 3, 2006 letter. Please revise to disclose this information on the face of the statement of assets and liabilities. Refer to footnote 23 to paragraph 7.30 of the AICPA Investment Company Guide.

Response to Comment 1: As mentioned during our conference call with Mr. Volley, the Fund offers only one class of shares to its investors with an unlimited amount of shares authorized. The Fund has disclosed the number of shares outstanding and the dollar amount in the statement of assets and liabilities in its previous filings. The Fund will revise future filings to include on the statement of assets and liabilities the number of such shares authorized. The Fund’s statement of assets and liabilities with the requested disclosure, filed in its Form 10-Q on November 9th, is attached for your reference.

Please call me with any questions at 617-598-8858. Thank you.

Very truly yours,

/s/ Michelle A. Green

Michelle A. Green

cc: Michael Volley, Staff Accountant Division of Corporation Finance

PART I. FINANCIAL INFORMATION Item 1. Financial Statements. BELROSE CAPITAL FUND LLC Condensed Consolidated Statements of Assets and Liabilities

	September 30, 2006
	(Unaudited)	December 31, 2005

Assets:
Investment in Belvedere Capital Fund Company LLC
(Belvedere Company)	$1,869,622,324	$1,783,649,094
Investment in Partnership Preference Units	172,803,969	185,594,116
Investment in other real estate	549,557,759	385,224,033
Short-term investments	5,146,000	4,797,347

Total investments	$2,597,130,052	$2,359,264,590
Cash	7,100,311	51,271,803
Distributions and interest receivable	483,956	285,450
Swap interest receivable	-	68,131
Open interest rate swap agreements, at value	6,490,128	6,134,292
Escrow deposits – restricted	2,905,749	29,764,909
Other assets	3,300,477	5,251,863

Total assets	$2,617,410,673	$2,452,041,038

Liabilities:
Loan payable – Credit Facility	$424,500,000	$393,500,000
Mortgage notes payable	307,491,679	238,850,000
Payable to affiliate for investment advisory and administrative fees	412,393	365,900
Payable to affiliate for distribution and servicing fees	580,095	572,971
Notes payable to minority shareholder	2,911,069	20,788,024
Security deposits	1,214,032	1,229,116
Accrued expenses:
Swap interest expense	457,768	-
Interest expense	1,825,632	1,622,241
Property taxes	2,854,388	1,856,924
Other expenses and liabilities	2,933,425	2,461,869
Minority interests in controlled subsidiaries	42,410,834	37,783,593

Total liabilities	$787,591,315	$699,030,638

Net assets	$1,829,819,358	$1,753,010,400

Shareholders’ Capital	$1,829,819,358	$1,753,010,400

Shares outstanding (unlimited number of shares authorized)	15,818,135	16,186,813

Net asset value and redemption price per share	$115.68	$108.30

See notes to unaudited condensed consolidated financial statements